**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

**October 6, 2015**

## Enerplus Announces Conference Call for 2015 Third Quarter Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the third quarter of 2015 prior to market open on Friday, November 6, 2015. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

**Q3 2015 Results Live Conference Call**

Date:           Friday, November 6, 2015
Time:           9 AM MT (11:00 AM EST)
Dial-In:        647-427-7450
                1-888-231-8191 (toll free)
Audiocast:   http://event.on24.com/r.htm?e=1059283&s=1&k=4299D0FDEE63F7CD60E3097A62168840

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:        416-849-0833
                1-855-859-2056 (toll free)
Passcode:   51232651

Electronic copies of our financial statements, news releases, investor presentations and other information are available on our website at www.enerplus.com.  For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

**About Us**
Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer significant organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties, and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation